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November 29, 2007


Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:   Compuware Corporation
                Form 10-K for the fiscal year ended March 31, 2007 File No. 000-20900

Dear Ms. Collins:

On behalf of Compuware Corporation, a Michigan corporation (the "Company" or "Compuware"), I am responding to the Staff's comment letter dated November 16, 2007 with respect to Compuware's Form 10-K for the fiscal year ended March 31, 2007. I have set forth below each question contained in the Staff's comment letter, followed by our response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2007
--------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 44
----------------------------------------------

1. WE NOTE YOUR RESPONSE TO COMMENT 2 IN YOUR LETTER DATED JULY 20, 2007 REGARDING INCOME STATEMENT PRESENTATION FOR ARRANGEMENTS THAT INCLUDE SOFTWARE AND PROFESSIONAL SERVICES WHERE YOU HAVE DETERMINED THAT VSOE OF FAIR VALUE FOR THE PROFESSIONAL SERVICES DOES NOT EXIST. YOUR RESPONSE INDICATES THAT THE COMPANY ALLOCATES REVENUES TO PROFESSIONAL SERVICES BASED ON HOURLY RATES AND THE REMAINDER GOES TO LICENSE REVENUE. IN YOUR CURRENT RESPONSE TO OUR PRIOR COMMENT 3 TO OUR LETTER DATED AUGUST 16, 2007, THE COMPANY NOW ACKNOWLEDGES THAT IN ADDITION TO THE LICENSE AND PROFESSIONAL SERVICES ELEMENT, THESE CONTRACTS ALSO INCLUDE PCS. IT IS NOT CLEAR FROM YOUR ORIGINAL RESPONSE, HOWEVER, WHERE OR HOW YOU ALLOCATE THE REVENUES FOR SUCH ARRANGEMENTS TO EACH ELEMENT (LICENSE, PROFESSIONAL SERVICES AND PCS).

    As indicated in our previous letters, we occasionally enter into software arrangements combined with professional services where it is not possible to reasonably estimate the hours to complete the professional services portion of the arrangement. While the contracts governing these arrangements typically provide for time and materials billing, we had a history of only charging the estimated fee provided to the customer (i.e. in substance, these are fixed fee arrangements). In situations where we can not reasonably estimate the professional services hours, we have concluded that VSOE of
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    fair value of the professional services does not exist. Therefore, as mentioned in our previous response, we can not separate the various elements into separate units of accounting. Accordingly, we recognize all arrangement consideration as a single unit of accounting. We do not recognize any revenue up-front for such arrangements. All revenue is recognized over time.

    Even though we recognize revenues related to these arrangements as a single unit of accounting, for presentation purposes we allocate revenues to the various elements (license, professional services and PCS) that comprise the single unit of accounting. The revenue recognizable in each reporting period is allocated between the various elements as follows:

       o We first allocate a portion of the revenue that is recognizable in the period to the undelivered elements (professional services and PCS) for income statements classification purposes as follows:

             o Since we have established VSOE of fair value for professional services on an hourly or daily rate basis, we use this VSOE of fair value for professional services (hourly or daily rates when sold separately) multiplied by the actual hours incurred during the period as our best estimate of fair value for classifying revenue as professional services.

             o Since we have established VSOE of fair value for PCS an amount equal to the VSOE of fair value of PCS is classified as PCS revenues.

       o The remaining portion of the revenue that is recognizable during the period is classified as license revenue.


2 WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2 WHERE YOU EXPLAIN WHY YOU ARE UNABLE TO DETERMINE VSOE OF PCS FOR ARRANGEMENTS THAT INCLUDE PRODUCTS WITH DIFFERENCE PCS RATES. IN YOUR RESPONSE TO COMMENT 2 IN YOUR LETTER DATED JULY 20, 2007, THE COMPANY PROVIDED AN EXAMPLE OF THE CALCULATIONS USED TO ALLOCATE REVENUE FROM THESE ARRANGEMENTS AMONGST PRODUCT AND SERVICES FOR INCOME STATEMENT PRESENTATION PURPOSES. WHILE WE NOTE THAT THE COMPANY ALLOCATES ANY DISCOUNT PERCENTAGE PROPORTIONATELY TO THE LICENSE FEE LIST PRICES AND THEN APPLIES THE APPLICABLE PCS RATES, IT APPEARS, THAT THE DISCOUNT FROM THE LIST PRICE IS CALCULATED AS A PERCENTAGE OF THE LICENSE FEE LIST PRICE TO THE TOTAL CONTRACT PRICE AND DOES NOT FACTOR IN THE PCS FEES IN DETERMINING SUCH DISCOUNT. PLEASE CONFIRM. IF THIS IS TRUE THEN IT WOULD SEEM THAT THE PROPER CALCULATIONS WOULD BE TO FIRST CALCULATE THE PCS APPLICABLE TO THE LIST PRICE OF EACH LICENSE TO COME UP WITH A TOTAL GROSS CONTRACT VALUE AND THEN DETERMINE THE DISCOUNT FROM THE TOTAL GROSS VALUE (LICENSE AND PCS INCLUDED). THE DISCOUNT RATE WOULD THEN BE APPLIED THE LIST PRICE OF THE LICENSES AND THEN THE PCS RATES WOULD BE APPLIED TO THE DISCOUNTED LIST PRICE. IF YOU AGREE WITH THE STAFF'S CALCULATIONS, THEN PLEASE EXPLAIN HOW YOU CONSIDERED INCLUDING THE PCS FEES IN YOUR CALCULATIONS OR TELL US IF YOU PLAN TO REVISE YOUR CALCULATIONS ACCORDINGLY.

    We believe our current approach is consistent with the Staff's calculations.

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    Our VSOE of fair value for PCS is based on a fixed percentage of the gross license fee. The gross license fee represents what a customer is charged for the license and the first year of PCS, net of any discounts. Our definition of the gross license fee is the same as what you have characterized as gross contract value less any discounts. As such, the discount percentage in our calculations does factor in the PCS fees in the arrangement.

    To illustrate, please refer to the example in our letter dated September 19, 2007 and repeated below:

    Assume we license Product A (list price $390) and Product B (list price $910) to a customer who agrees to pay us $1,000 for the perpetual license rights to both products and one year of PCS on both products. The transaction represents a 23.08% discount from our list price of $1,300. Assume the VSOE of fair value of PCS on Products A and B are 25 percent and 18 percent of gross license fees, respectively.

    In your comment you indicate that "...the proper calculations would be to first calculate the PCS applicable to the list price of each license to come up with a total gross contract value and then determine the discount from the total gross value (license and PCS included)".

    Our methodology is consistent with this approach. The list prices of $390 for Product A and $910 for Product B relates to both the license fee and the first year of PCS. Therefore the gross contract value (before any discounts) is $1,300. The amount charged the customer is $1,000 for both the license and first year PCS rights, representing a discount of 23.08% (the same as in our example).

    Your comment further indicates that "The discount rate would then be applied to the list price of the licenses and then the PCS rates would be applied to the discounted list price."

    Consistent with your comment, once we have determined the discount rate we would then apply it against the list price of licenses (which list price includes the first year of PCS) and then the PCS rates would be applied to the discounted list price.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff's comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7372 with any questions or if we can be of any assistance.


Very truly yours,


By: /s/ Laura L. Fournier
-------------------------

Laura L. Fournier
Senior Vice President, Treasurer and
Chief Financial Officer